SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2005

Commission File Number: 000-30586

IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *

Form 20-F- ☐ Form 40-F- ☐

* The registrant files annual reports under cover of Form 10-K

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title

1	Management Proxy Circular

2	Proxy

3	Electronic Consent

4	Supplemental Return Card

5	Notice of Meeting

6	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: May 27, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Exhibit 1

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE ENERGY INC.

DATED: May 13, 2005

IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060

Notice of Annual General Meeting of Shareholders

June 22, 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 — 999 Canada Place, Vancouver, British Columbia on Wednesday, June 22, 2005, at 1:30 PM local time (the “Meeting”) for the following purposes:

1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2004 and the auditor’s report thereon;

3.	to approve an amendment to the articles of the Company to increase the maximum number of directors to 11 directors;

4. to elect directors for the ensuing year;

5.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed May 6, 2005 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2004, and the auditor’s report thereon, were mailed to shareholders on or about March 16, 2005.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

DATED at Vancouver, British Columbia, this 13th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
“Beverly A. Bartlett”
Beverly A. Bartlett
Corporate Secretary

IVANHOE ENERGY INC.
Suite 654 – 999 Canada Place
Vancouver, British Columbia V6C 3E1
MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of IVANHOE ENERGY INC. (the “Company”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on June 22, 2005, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at May 13, 2005.

SOLICITATION OF PROXIES

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited by directors, officers and regular employees of the Company personally, by telephone, or by means of electronic communication.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to (604) 688-4301 or (416) 368-2502, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a form of proxy may revoke it

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the form of proxy is to be used,

(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the form of proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.

A revocation of a form of proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder. The form of proxy will confer discretionary authority on the nominees named therein with respect to

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the form of proxy, the nominees named in the accompanying form of proxy will vote shares represented by the form of proxy at their own discretion for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers, securities brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the form of proxy. In this case, the Non-Registered Shareholder who wishes to submit a form of proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Company are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by form of proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass all special resolutions.

At the Meeting, shareholders will also be asked to consider, and, if deemed warranted, pass a special resolution to amend the Company’s articles to increase the maximum number of directors from 9 to 11, the full text of which is set out under the heading “Particulars of Matters to be Acted Upon – Amendment of Articles” (the “Articles Amendment Resolution”).

The Articles of Amendment Resolution is a special resolution and, as such, requires approval by a majority of at least two-thirds of the votes cast by shareholders at the Meeting.

Shareholders will be asked to elect directors and appoint an auditor for the ensuing year. If there are more nominees for election as directors or appointment as the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company or is a proposed nominee for election as a director of the Company (or an associate or affiliate of such director, director nominee or executive officer) at any time since the beginning of the Company’s last financial year in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

As of May 13, 2005 the Company had outstanding 199,913,299 fully paid and non-assessable common shares without par value, each carrying the right to one vote. As of such date, there were no preference shares issued and outstanding.

A holder of record of one or more common shares on the securities register of the Company at the close of business on Friday, May 6, 2005 (the “Record Date”) who either attends the Meeting personally or deposits a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have such common shares voted at the Meeting, except to the extent that

(a)	the shareholder has transferred the ownership of any such common shares after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred common shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the Company’s directors and executive officers, the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, the approximate number of common shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by such shares and the share ownership by the current directors and executive officers of the Company as a group are:

	Number		Percentage of
Name and Address	of Shares		Shares Outstanding
Robert M. Friedland Hong Kong	46,611,725		23.32%

Directors and Executive Officers as a Group	61,197,031	(1)(2)	53.73%

(1)	Includes 5,566,667 unissued common shares issuable to directors and executive officers upon exercise of incentive stock options.

(2)	Includes 46,611,725 shares held directly and indirectly by Robert M. Friedland.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of Articles

     Reasons for Proposed Amendment

It is proposed that the Company’s Articles be amended to increase the maximum number of directors from 9 to 11. The Company’s articles currently provide that the number of directors of the Company must be no fewer than 3 directors and no greater than 9 directors. Management has proposed 9 nominees for election at the Meeting as directors of the Company. One of the Company’s objectives in seeking to improve its corporate governance practices is to increase the number of directors of the Company who qualify as independent based on the criteria prescribed by applicable law and stock exchange rules in Canada and the United States. If implemented, the amendment to the Company’s articles to increase the maximum number of directors of the Company from 9 to 11 will afford a degree of flexibility for additional directors to be added to the board of directors of the Company in the future as suitable candidates are identified.

     Articles of Amendment Resolution

At the Meeting, shareholders will be asked to consider and, if thought fit, approve the Articles of Amendment Resolution, the text of which is as follows:

     “BE IT RESOLVED THAT:

1.	the Company’s Articles be amended by deleting the existing Article 4 thereof and replacing it with the following:

“4. Number (or minimum or maximum number) of Directors:

Not less than three (3), nor more than eleven (11).”; and

2.	any director or officer of the Company is authorized and directed to file with the Yukon Registrar of Corporations Articles of Amendment to reflect the amendment to Article 4 authorized by this resolution.”

The Articles of Amendment Resolution is a special resolution and, as such, requires approval by a majority of at least two-thirds of the votes cast by shareholders at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information on all of the equity compensation plans of the Company under which common shares of the Company are authorized for issuance as at December 31, 2004:

Number of securities
remaining available
for future issuance
	Number of securities		under equity
	to be issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding securities
	outstanding options,	outstanding options,	reflected in column
	warrants and rights	warrants and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	8,245,760	$2.65	5,139,386
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,245,760	$2.65	5,139,386

Employees’ and Directors’ Equity Incentive Plan

The Company’s Employees’ and Directors’ Equity Incentive Plan, as amended (the “Plan”) consists of three component plans: a common share option plan (the “Share Option Plan”), a common share bonus plan (the “Share Bonus Plan”), and a common share purchase plan (the “Share Purchase Plan”). The purpose of the Plan is to advance the Company’s corporate interests by encouraging equity participation by its directors, officers, employees and service providers through the acquisition of the Company’s common shares.

The following is a brief description of the terms of the Plan.

     Share Option Plan

The Share Option Plan allows the board of directors to grant options to acquire common shares of the Company in favor of the Company’s directors, officers, employees and service providers. Options are subject to adjustment in the event of a subdivision or consolidation of the Company’s common shares, an amalgamation, or other corporate event affecting the Company’s common shares. Participation in the Share Option Plan is limited to directors, officers, employees and service providers who are, in the opinion of the Company’s board of directors, in a position to contribute to the Company’s future growth and success.

In determining the number of common shares of the Company made subject to an option, the Company considers, among other things, the optionee’s relative present and potential contribution to the Company’s success and to the prevailing policies of each stock exchange on which the Company’s common shares are listed. The board of directors determines the date of grant, the number of optioned shares, the exercise price per share, the vesting period and the exercise period. The minimum exercise price of any option granted under the Share Option Plan is the weighted average price of the Company’s common shares on the principal stock exchange on which the common shares trade for the five trading days prior to the date of grant.

Unless earlier terminated upon an optionee’s death or termination of employment or appointment, options may be exercisable for a period of up to ten years. The Company may, in its discretion, accelerate unvested options if a take-over bid is made for the Company’s common shares.

     Share Bonus Plan

The Share Bonus Plan permits the Company’s board of directors to issue up to an aggregate maximum of 2,000,000 common shares as bonus awards to the Company’s directors, officers, employees and service providers on a discretionary basis having regard to such merit criteria as the board of directors may determine. As at December 31, 2004, there were 1,045,712 common shares available to be issued from the Share Bonus Plan.

     Share Purchase Plan

Participation in the Share Purchase Plan is limited to employees who have completed at least one year (or less, at the discretion of the board of directors) of continuous service on a full-time basis and who are designated by the board of directors as eligible to participate in the Share Purchase Plan.

Eligible employees may contribute up to 10% of their annual basic salary to the Share Purchase Plan in semi-monthly installments. The Company then makes contributions on a quarterly basis equal to the employee’s contribution.

At the end of each calendar quarter, the eligible employee receives a number of the Company’s common shares equal to the aggregate amount contributed by the employee participant and by the Company, on the participant’s behalf, divided by the weighted average trading price of the Company’s common shares on its principal stock exchange during the previous three months.

The Share Purchase Plan component of the Plan has not yet been activated.

     General

The aggregate maximum number of common shares which the Company may issue, or reserve for issuance under the Plan, is currently 20,000,000 common shares. Any increase is subject to Toronto Stock Exchange (“TSX”) approval and approval by the Company’s shareholders. The maximum number of common shares which the Company may, at any time, reserve for issuance to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company. As at December 31, 2004, there were 5,139,386 common shares of the Company available to be issued from the Plan.

The Company’s board of directors has the right to amend, modify or terminate the Plan. However, any amendment to the Plan that would materially increase the benefits under the Plan, materially modify the requirements as to eligibility for participation in the Plan or materially change the number of the Company’s common shares that may be issued or reserved for issuance under the Plan is subject to TSX approval and the approval of the Company’s shareholders.

ELECTION OF DIRECTORS

The Company’s articles provide that the number of directors of the Company will be a minimum of three and a maximum of nine. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company or, if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors and the states and countries of their residence, the current and initial offices and positions with the Company or a subsidiary of the Company that each nominee now holds and, if applicable, then held, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction, as at May 13, 2005.

			Shares
			Beneficially
			Owned,
	Principal Occupation,	Period a Director	Controlled or
Name and Position	Business or Employment (1)	of the Company	Directed (1)(2)
David R. Martin	Chairman, Ivanhoe Energy Inc.(August	Since	957,059
Chairman and Director	1998 - present); President, Cathedral	August 1998
Santa Barbara, CA	Mountain Corporation
USA

Robert M. Friedland	Deputy Chairman, Ivanhoe Energy	Since	46,611,725
Deputy Chairman and Director	Inc.(June 1999-present); Chairman and	February 1995
Hong Kong	President of Ivanhoe Capital Corporation
	(venture capital firm)

E. Leon Daniel	President and Chief Executive Officer,	Since	619,496
President and Chief Executive Officer	Ivanhoe Energy Inc.	August 1998
and Director
Park City, Utah
USA

R. Edward Flood (3)(4)(5)	Deputy Chairman, Ivanhoe Mines Ltd.	Since	25,029
Director		June 1999
Sun Valley, Idaho
USA

Shun-ichi Shimizu	Managing Director C.U.E. Management	Since	97,500
Director	Consulting Ltd.	July 1999
Tokyo, Japan

Shares
Beneficially
Owned,
	Principal Occupation,	Period a Director	Controlled or
Name and Position	Business or Employment (1)	of the Company	Directed (1)(2)
Howard Balloch (3)(4)(5)	President, The Balloch Group	Since	Nil
Director		January 2002
Beijing, China

J. Steven Rhodes (4)(5)	Chairman and Chief Executive Officer,	Since	Nil
Director	Clairborne-Rhodes, Inc.	December 2003
Los Angeles, CA
USA

Dr. Robert G. Graham	Chairman and Chief Executive Officer,	Since	7,018,755
Director	Ensyn Corporation, April 2005 to	April 2005
Nepean, Ontario	present. Previously, Chairman and Chief
Canada	Executive Officer, Ensyn Group, Inc.

Robert A. Pirraglia (3)	Director and Chief Operating Officer,	Since	300,800
Director	Ensyn Corporation, April 2005 to	April 2005
Belmont, MA	present. Previously, Chief Operating
USA	Officer, Ensyn Group, Inc.

(1)	The information as to principal occupation, business or employment of and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating and Corporate Governance Committee

(5)	Member of the Compensation Committee

Under the terms of an Agreement and Plan of Merger dated December 15, 2004 among the Company, Ivanhoe Merger Sub, Inc. and Ensyn Group, Inc. (“Ensyn”), the Company granted to Ensyn the right to designate two individuals for appointment to the Company’s board of directors and agreed to use its reasonable best efforts to nominate Ensyn’s designees for re-election to the Company’s board of directors annually for at least five years. Ensyn’s designees, Dr. Robert Graham and Mr. Robert Pirraglia, were appointed to the Board of Directors on April 15, 2005.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of the Company’s Chief Executive Officer and Chief Financial Officer as at December 31, 2004, and each of the Company’s three most highly compensated executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31, 2004 (collectively, the “Named Executive Officers”). During the year ended December 31, 2004, the aggregate compensation paid to all executive officers of the Company whose annual compensation exceeded Cdn.$40,000 was U.S.$1,285,834.

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending December 31, 2002, 2003 and 2004 to each of the Named Executive Officers:

SUMMARY COMPENSATION TABLE ($U.S.)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
					Under
				Other	Options/	Shares or
				Annual	SARs	Share		All Other
Name and				Compen	Granted	Units Subject to	LTIP	Compen-
Principal Position	Year	Salary	Bonus (6)	-sation	(#)	Resale Restrictions	Payouts	sation (7)

E. Leon Daniel	2004	300,000	90,000	—	—	—	—	15,462
President & Chief Executive	2003	332,610	81,123	—	—	—	—	9,792
Officer(1)	2002	266,500	—	—	—	—	—	5,415

David R. Martin	2004	200,000	60,000	—	—	—	—	12,792
Chairman(2)	2003	205,562	54,082	—	—	—	—	9,792
	2002	253,167	—	—	—	—	—	7,200

Patrick Chua	2004	144,000	—	—	—	—	—	1,530
Executive Vice President(3)	2003	144,000	32,449	—	—	—	—	—
	2002	182,970	—	—	60,000	—	—	—

Gerald Moench	2004	165,000	41,250	—	—	—	—	1,263
Executive Vice President(4)	2003	150,000	33,801	—	—	—	—	—
	2002	152,475	—	—	50,000	—	—	—

W. Gordon Lancaster	2004	200,000	60,000	—	250,000	—	—	942
Chief Financial Officer(5)

(1)	Mr. Daniel was appointed President and Chief Executive Officer in June 1999, and has been a director of the Company since August 1998.

(2)	Mr. Martin has been Chairman and one of the Company’s directors since August 1998.

(3)	Mr. Chua was appointed an Executive Vice President in June 1999.

(4)	Mr. Moench was appointed an Executive Vice President in June 1999.

(5)	Mr. Lancaster was appointed Chief Financial Officer effective January 2004.

(6)	Bonuses earned in 2003 and 2004 are payable in cash and common shares of the Company from the Share Bonus Plan at fair market value on the date of approval by the Compensation Committee.

(7)	This amount includes the Company’s matching contribution to the 401(k) plan, a U.S. defined contribution retirement plan available to U.S. employees, and the life insurance premiums for the Named Executive Officers.

Long Term Incentive Plan

The Company does not presently have a long-term incentive plan for any of its executive officers, including its Named Executive Officers.

Options and Stock Appreciation Rights (SARs)

During the financial year ended December 31, 2004, Mr. Lancaster received an incentive stock option to acquire 250,000 common shares of the Company, which vest over 4 years and expire on the 5th anniversary of the date of grant. Although this option was granted during the fourth quarter of 2003 in anticipation of Mr. Lancaster’s appointment as Chief Financial Officer, it did not become exercisable by Mr. Lancaster until January 1, 2004, the date upon which his appointment as Chief Financial Officer took effect. No other stock options or SAR’s were granted to the Company’s Named Executive Officers in the financial year ended December 31, 2004.

Market Value of
	Securities,	Percent of Total		Securities
	Under	Options/ SARs	Exercise	Underlying
	Options/SARs	Granted to	or	Options/ SARs
NEO	Granted	Employees in	Base Price	on the Date of	Expiration
Name	(#)	Financial Year	($/Security)	Grant ($/Security)	Date
(a)	(b)	(c)	(d)	(e)	(f)

W. Gordon Lancaster, CFO	250,000	35.29%	Cdn.$5.68	Cdn.$1,420,000	December 31, 2009

Aggregated Option Exercises

During the financial year ended December 31, 2004, Mr. Chua exercised 500,000 options at Cdn.$2.50 per common share of the Company and Mr. Gerry Moench exercised options for 45,000 common shares of the Company at Cdn.$2.50 per common share. No other Named Executive Officers exercised options in 2004.

Number of Securities
			Underlying Unexercised	Value of Unexercised
			Options at December 31,	In-the-Money Options at
	Shares Acquired	Aggregate	2004	December 31, 2004
	on Exercise	Value Realized	(#)	($U.S.)
Name	(#)	($U.S.)	Exercisable/Unexercisable	Exercisable/Unexercisable
E. Leon Daniel	—	—	666,667/0	351,782/0
Dave Martin	—	—	3,400,000/0	7,176,334/0
Patrick Chua	500,000	417,355	36,000/24,000	—
Gerald Moench	45,000	10,650	30,000/20,000	—
W. Gordon Lancaster	—	—	100,000/150,000	—

Option and SAR Repricings

No options or stock appreciation rights were re-priced during the year ended December 31, 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company does not presently provide a pension plan for its employees. However, in 2001 the Company adopted a defined contribution retirement or thrift plan (“401(k) Plan”) to assist U.S. employees in providing for retirement or other future financial needs. Employees’ contributions (up to the maximum allowed by U.S. tax laws) are matched by the Company 50% starting in 2001 and increasing 10% per year thereafter to a maximum of 100%. The Company’s matching contributions to the 401(k) Plan were U.S.$0.2 million per year for 2004 and 2003 and U.S.$0.1 million for 2002.

Employment Contracts

The Company has written contracts of employment with Messrs. E. Leon Daniel and W. Gordon Lancaster. Otherwise, the Company has no written employment contracts or termination of employment or change of control arrangements with any of its directors or Named Executive Officers. Each of the written employment contracts the Company has with the Named Executive Officers allows the Company to terminate the Named Executive Officer for cause in which case the Named Executive Officer would have no entitlement to any compensation with respect to the termination. None of the contracts provides for a change of control arrangement.

Mr. Daniel’s contract provides for an annual salary of not less than U.S.$300,000 over the term of employment of five years, commencing on April 30, 2002, unless terminated earlier in accordance with the provisions of the contract. Either party may terminate the contract upon one year’s notice provided however that the Company may terminate Mr. Daniel’s employment at any time without notice by paying him an amount equal to the lesser of one year’s salary or the prorated amount of his annual salary that he would have earned between the date of termination and the expiration of the contract term. Mr. Daniel is eligible to receive a cash bonus and a stock bonus each year, as determined by the Compensation Committee. Mr. Daniel is entitled to participate in the Company’s employee benefit programs on the same basis as all of the Company’s other employees.

As of January 1, 2004, the Company entered into an employment contract with Mr. Lancaster having no fixed term of employment and providing for an initial annual salary of U.S.$200,000, subject to review annually by the Compensation Committee, and the same benefit entitlements available to the Company’s other executive officers. Under the terms of the contract, Mr. Lancaster was granted an initial incentive stock option to acquire 250,000 common shares of the Company, which vest over 4 years and expire on the 5th anniversary of the date of grant. The Company may terminate Mr. Lancaster’s employment for any reason by delivering to him six months’ written notice.

Composition of Compensation Committee

The Company’s Compensation Committee consists of Howard Balloch, R. Edward Flood and J. Steven Rhodes. None of Messrs. Balloch, Flood or Rhodes is, or at any time has been, an officer or employee of the Company or any of its subsidiaries. Since the beginning of the most recently completed financial year, which ended on December 31, 2004, none of Messrs. Balloch, Flood or Rhodes was indebted to the Company or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. None of the Company’s executive officers serve as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or board of directors of the Company.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee. The members of the Compensation Committee are all outside, unrelated directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to, and approved by, the full board of directors. The Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.

The Company’s approach to its executive compensation program is motivated by a desire to align the interests of its executive officers as closely as possible with the interests of the Company and its shareholders as a whole. In determining the nature and quantum of compensation for its executive officers the Company is seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of its short-term and long-term corporate goals; to ensure that the interests of its executive officers and the interests of its shareholders are aligned; to enable the Company to attract, retain and motivate executive officers of the highest caliber in the light of the strong competition in its industry for qualified personnel; and to recognize that the successful implementation of the Company’s corporate strategy cannot necessarily be measured, at this stage of the Company’s development, with reference to quantitative measurement criteria of corporate or individual performance. The Company takes all of these factors into account in formulating its recommendations to the board of directors respecting the compensation to be paid to each of its executive officers.

The compensation that the Company pays to its executive officers generally consists of cash, equity and equity incentives. The Company’s compensation policy reflects a belief that an element of total compensation for its executive officers should be “at risk” in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value. The Compensation Committee oversees and sets the general guidelines and principles for the compensation packages for senior management. As well, the Compensation Committee assesses the individual performance of the Company’s executive officers and makes recommendations to the board of directors. Based on these recommendations, the board of directors makes decisions concerning the nature and scope of the compensation to be paid to the Company’s executive officers. The Compensation Committee is also responsible for considering grants of equity and equity incentives to non-executive management personnel under the Plan.

The base salaries of the Company’s executive officers are determined using a subjective assessment of each individual’s performance, experience and other factors the Company believes to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, the compensation the individual could reasonably expect to receive from a competitor and the Company’s ability to pay. The Company also considers recommendations from outside compensation consultants and uses compensation data obtained from publicly available sources. The Company believes that the salaries it currently pays to its executive officers reasonably approximates the median level of most of the comparative compensation data to which the Company had access. All of the Company’s executive officers are eligible to receive discretionary bonuses, based upon the Company’s subjective assessment of its overall performance in relation to its ongoing implementation of corporate strategy and achievement of corporate objectives and of each executive officer’s contribution to such performance and achievement. Incentive bonuses awarded for the 2004 fiscal year consisted of 50% cash and 50% common shares issued at fair market value under the Share Bonus Plan.

The specific relationship of corporate performance to executive compensation under the Company’s executive compensation program is created through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of the Company’s equity-based executive compensation to shareholder return, measured by increases in the market price of its common shares. The Company also makes, as and when it considers it warranted, recommendations to the board of directors respecting discretionary bonus awards of the Company’s common shares to employees, including its executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives.

Eligibility for participation from time to time in the various equity incentive mechanisms available under the Plan is determined after the Company has thoroughly reviewed and taken into consideration the individual performance and contribution to overall corporate performance by each prospective participant. All outstanding stock options that have been granted under the Plan were granted at prices not less than 100% of the fair market value of the common shares of the Company on the dates such options were granted.

Although the Company has, in the past, relied heavily upon incentive stock options to compensate its executive officers, the Company does not have a policy of granting additional incentive stock options to its executive officers on an annual basis. The Company continues to believe, however, that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to its executive officers are based on the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence the Company’s long-term growth and to reward outstanding individual performance and contributions to the Company’s business. Other factors influencing the Company’s recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to its executive officers in a given year include: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.

With effect as of January 1, 2004, the Company granted to Gordon Lancaster, the Company’s Chief Financial Officer, incentive stock options exercisable to purchase up to 250,000 common shares of the Company at a price of Cdn.$5.68 per share. Otherwise, the Company did not grant any incentive stock options to its executive officers during 2004.

The compensation paid to the Company’s Chief Executive Officer for the fiscal year ended December 31, 2004 was based on the same basic factors and criteria used to determine executive compensation generally. The Company believes that there is necessarily some subjectivity involved in determining the compensation of its Chief Executive Officer and the Company does not use quantitative performance criteria when setting his compensation. In determining an appropriate level of compensation for its Chief Executive Officer, the Company subjectively and qualitatively analyzes the Company’s overall performance in relation to its ongoing implementation of corporate strategy and achievement of corporate objectives and of its Chief Executive Officer’s contribution to such performance and achievement. Specific factors considered in setting bonus levels include shareholder returns, the Company’s operational and financial results and the success of its acquisition, exploration and development programs and strategies. The Company also considers its Chief Executive Officer’s level and scope of responsibility, experience and the compensation practices of other industry participants for executives of similar responsibility.

The Company’s Chief Executive Officer’s minimum salary is set by his employment contract, the material terms of which are described under “Employment Contracts, Termination of Employment and Change-in-Control Arrangements”. This contract also provides that the Company’s Chief Executive Officer is eligible to receive, on an annual basis, a cash bonus and a non-cash bonus in an amount determined by the Compensation Committee based on such criteria as the Committee may determine from time to time. The Company awarded a bonus of $90,000 to its Chief Executive Officer in respect of the 2004 fiscal year. This bonus consisted of 50% cash and 50% common shares issued at fair market value under the Share Bonus Plan. In determining the quantum of its Chief Executive Officer’s bonus, the principal factors the Company took into account were his efforts in generating new project opportunities in Iraq and Columbia and in negotiating the terms of the Company’s acquisition of Ensyn.

Submitted on behalf of the Compensation Committee:

Mr. Howard R. Balloch
Mr. R. Edward Flood
Mr. J. Steven Rhodes

Performance Graph

The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 1999 to December 31, 2004.

	As at December 31,
	(in Canadian Dollars)
	1999	2000	2001	2002	2003	2004
Ivanhoe Energy Inc.	$100	$276	$83	$27	$180	$113

S&P/TSX Composite Index	$100	$107	$94	$82	$104	$119

Director Compensation

All independent directors receive director fees of U.S.$2,000 per month. The Company did not pay any other cash or fixed compensation to its directors for acting as such. The Company reimburses its directors for expenses they reasonably incur in the performance of their duties as directors and they are also eligible to participate in the Plan. One of the Company’s former non-executive directors, John A. Carver, was engaged as a full time employee effective January 1, 2002 and receives a salary in his capacity as an employee. Mr. Carver retired from the board of directors on April 15, 2005.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, at no time during the Company’s most recently completed financial year was any director, executive officer or senior officer of the Company, any proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive or senior officer or proposed nominee indebted to the Company or any of its subsidiaries or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than the following:

1.	The Company’s indirect wholly-owned subsidiary Ensyn Petroleum International Ltd. (“EPIL”) is a party to an Amended and Restated Management, Administration and Services Agreement dated as of October 1, 2003 and amended and restated as of April 27, 2005 with effect as of April 15, 2005 (the “Amended Services Agreement”) with Ensyn Renewables, Inc. (“ERI”) and Ensyn Technologies Inc. (“ETI”) (collectively, the “Service Providers”). Both of the Service Providers are wholly-owned subsidiaries of Ensyn Corporation. Dr. Robert Graham and Mr. Robert Pirraglia, who are both directors of the Company, are both executive officers of Ensyn Corporation. Dr. Graham is also an executive officer of each of the Service Providers. Dr. Graham holds more than 20% and Mr. Pirraglia holds less than 1% of the outstanding shares of Ensyn Corporation.

The Amended Services Agreement provides that EPIL and its affiliates will be provided with certain management services by ERI and certain administration and operational services by ETI. In particular, ERI has agreed to provide EPIL and its affiliates with general management advice, including supervision of its day-to-day operations to the extent reasonably requested by EPIL’s senior management. The ERI services will include a portion of the services of Dr. Graham and, in connection with such services, EPIL will pay all of ERI’s costs with respect to its employment of Dr. Graham during the term of the Amended Services Agreement. These costs are expected to be approximately U.S.$20,000 per month. ERI will provide such services until September 30, 2005, unless the parties agree to extend such date or the agreement is earlier terminated in accordance with its terms.

ETI has agreed to provide EPIL and its affiliates with general administrative services, accounting, finance and treasury support functions, tax coordination and external financial audit support, and computer and communication equipment infrastructure support on a day-to-day basis, for which EPIL has agreed to pay ETI a fee of U.S.$8000 per month until September, 2005. ETI has also agreed to provide research and development and lab support, engineering and operations-related services on an as-needed basis. For these services, EPIL will pay ETI on an hourly rate calculated to reflect overhead and other costs of ETI employees based on 2.5 times the “direct payroll charges” on an hourly basis for employees providing services, with such charges for each employee providing services computed by dividing the weekly payroll for such employee by 40 hours. EPIL may also engage ETI from time to time to perform petroleum testing services for fees equal to ETI’s costs plus 15%. ETI will provide such services until September 30, 2007, unless the parties agree to extend such date or the agreement is earlier terminated in accordance with its terms.

2.	The Company is party to cost sharing agreements with other companies wholly or partially owned by Mr. Robert Friedland. Through these agreements, the parties share office space, furnishings, equipment and communications facilities in Vancouver, Singapore and Beijing. The Company also shares the costs of employing administrative and non-executive management personnel at these offices. During the year ended December 31, 2004, the Company’s share of costs for the Vancouver and Singapore offices was $0.9 million and the Company was reimbursed $0.3 million by Mr. Friedland’s companies for their share of the Beijing office costs. The companies with which the Company is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in them, are as follows:

R.M. Friedland
Company Name	Ownership Interest
Ivanhoe Mines Ltd.	34.43%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Ivanhoe Mines Ltd. owns 38.51% of the common shares of Jinshan Gold Mines Inc. and 51.08% of the common shares of Asia Gold Corp.

3.	During the year ended December 31, 2004, a company controlled by Mr. Shun-ichi Shimizu received U.S.$0.7 million for consulting services and out of pocket expenses.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as the Company’s auditors at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been the Company’s auditors since April 8, 1997.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not performed by a person or persons other than the directors or senior officers of the Company.

CORPORATE GOVERNANCE

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “Existing TSX Guidelines”).

Recent Developments

Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the Existing TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.

In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments take effect as of June 30, 2005.

The CSA Audit Committee Rules (with which the Company is already in compliance) require:

•	a minimum three-member audit committee comprised solely of independent directors; and

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things, the responsibility for pre-approving all audit services and permissible non-audit services and the sole authority to appoint, determine funding for and oversee the outside auditors.

The CSA also announced, in April 2005, the adoption of Multilateral Instrument 58-101 and Multilateral Policy 58-201 (collectively, the “CSA Corporate Governance Disclosure Requirements”), which take effect as of June 30, 2005. The CSA Corporate Governance Disclosure Requirements will replace the Existing TSX Guidelines and will apply to the Company’s disclosure of its corporate governance practices for the year ending December 31, 2005. The CSA Corporate Governance Disclosure Requirements will require the Company to make certain prescribed disclosures respecting its particular corporate governance practices and will recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies will be encouraged to consider in developing their own corporate governance practices.

During 2003 and 2004, the board of directors implemented several changes to its corporate governance procedures to comply with Existing TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002, and U.S. corporate governance standards. As part of those changes the board of directors:

i.	approved and adopted a new mandate for the board;

ii.	appointed a Nominating and Corporate Governance Committee consisting exclusively of outside and unrelated directors (as such terms are defined in the Existing TSX Guidelines);

iii.	changed the composition of all committees of the board of directors to consist solely of outside unrelated directors;

iv.	adopted charters for each of the Company’s board committees, being the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, formalizing the mandates of those committees;

v.	formalized a management Disclosure Committee for the Company, with the mandate to oversee the Company’s disclosure practices; and

vi.	adopted a formal Code of Business Conduct and Ethics for the Company that governs the behaviour of directors, officers and employees.

The Company is engaged in an ongoing review of its corporate governance practices with reference to the CSA Corporate Governance Guidelines. The board of directors intends to consider additional changes to its corporate governance practices during the remainder of 2005 with a view to furthering its adherence to the CSA Corporate Governance Guidelines.

The Company’s common shares are also quoted on the Nasdaq Small Cap Market. As part of the sweeping changes to U.S. securities laws and regulations relating to corporate governance over the last three years brought on by the enactment of the Sarbanes-Oxley Act of 2002, the SEC has enacted a number of new regulations relating to corporate governance standards for U.S.-listed companies and Nasdaq has implemented numerous changes to its market place rules respecting the corporate governance standards for Nasdaq-listed companies (the “Nasdaq Corporate Governance Rules”).

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines and the Nasdaq Corporate Governance Rules address, among other things, the composition and independence of boards of directors and board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a board should be comprised of a majority of independent directors. On the other hand, the Nasdaq Corporate Governance Rules are prescriptive and require that the board of a Nasdaq-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Corporate Governance Guidelines define ‘independence” in a slightly different way. However all of these definitions are more onerous than the corresponding “unrelated director” standards under the Existing TSX Guidelines. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the Nasdaq Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.

Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Company, are exempt from any requirement of the Nasdaq Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Company believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act and the Nasdaq Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Company also believes that most, but not all, of its corporate governance practices are consistent with the Existing TSX Guidelines and that most, but not all, will be consistent with the CSA Corporate Governance Guidelines. The Company intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.

Board Composition

The Existing TSX Guidelines recommend that a majority of the directors of a corporation be “unrelated” directors. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A total of nine persons have been nominated for election as directors at the Meeting. Applying the definitions in the Existing TSX Guidelines, the board has determined that, if all such nominees are elected, the board will consist of four unrelated directors in Edward Flood, Howard Balloch, J. Steven Rhodes and Robert Pirraglia and five related directors in David Martin, Leon Daniel, Robert Friedland, Robert Graham and Shun-ichi Shimizu. Although the Company believes that Dr. Graham is independent of management and qualifies as an unrelated director for the purposes of the Existing TSX Guidelines, his status as an executive officer of another company that is expected to furnish consulting and other services to one of the Company’s subsidiaries acquired in its recently-completed merger with Ensyn Group, Inc. will likely disqualify him in the future as an independent director under the applicable per se standards the CSA Corporate Governance Guidelines and the Nasdaq Corporate Governance Rules. Accordingly, the Company believes that it would be inappropriate to characterize Dr. Graham as an unrelated director.

The Existing TSX Guidelines provide that if an issuer has a significant shareholder, which the Existing TSX Guidelines define as “a shareholder with the ability to exercise a majority of the votes for the election of the board of directors”, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder. The Company does not have a “significant shareholder”, as defined in the Existing TSX Guidelines.

The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the board with a view to recommending adjustments to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests. There are currently nine directors on the board, which is the maximum number permitted under the Company’s articles of incorporation. At the Meeting, shareholders will be asked to approve an amendment to the Company’s articles increasing the maximum number of directors to eleven. This will facilitate adding additional qualified candidates to the Company’s board as the opportunity to do so arises.

Mandate of the Board

Under the YBCA, the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The board of directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Company, to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The board’s mandate requires that the board be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, in accordance with the Company’s principles, and that the arrangements made for the management of the Company’s business and affairs are consistent with their duty described above. The board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.

As part of its ongoing review of business operations, at each board meeting the board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Company’s business.

The mandate provides that the board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Company, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.

The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.

Each committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

Meetings of the Board

The board of directors has mandated regular annual and quarterly meetings. In addition, the board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the board on a regular basis, and solicits the advice of the board members on matters falling within their special knowledge or experience.

Board Committees

The Company has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

     Audit Committee

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Flood, Balloch and Pirraglia. The Existing TSX Guidelines provide for audit committees to consist solely of outside directors. Messrs. Flood, Balloch and Pirraglia are all outside directors and are also independent directors for the purposes of the CSA Audit Committee Rules and the Nasdaq Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committees.

     Compensation Committee

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes. Each member of the committee is an outside unrelated director. Each of them also qualifies as an independent director for the purposes of the CSA Corporate Governance Guidelines and the Nasdaq Corporate Governance Rules.

     Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors with respect to developments in the area of corporate governance and the practices of the board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Company’s approach to governance issues. The Committee is also responsible for reporting to the board with respect to appropriate candidates for nominations to the board, for overseeing the execution of an assessment process appropriate for the board and its committees for evaluating the performance and effectiveness of the board.

The Nominating and Corporate Governance Committee of the board currently consists of Messrs. Flood, Balloch and Rhodes. Each member of the committee is an outside unrelated director. Each of them also qualifies as an independent director for the purposes of the CSA Corporate Governance Guidelines and the Nasdaq Corporate Governance Rules.

Alignment with the Existing TSX Guidelines

The Company’s statement of corporate governance practices with reference to the Existing TSX Guidelines is set out in Schedule “A” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Company.

ADDITIONAL INFORMATION

Copies of the Company’s annual reports on Form 10-K, the Company’s quarterly reports on Form 10-Q, the Company’s current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on or through the Company’s website at www.ivanhoe-energy.com or through the SEC’s website at www.sec.gov. Additional information relating to the Company is available free of charge on or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This includes the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year which may be viewed on the SEC’s website or on the SEDAR website. Finally, securityholders may contact the Company directly to receive copies of information relating to it, including its financial statements and management’s discussion and analysis, without charge, upon written or oral request to Beverly A. Bartlett, Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323.

DATED at Vancouver, British Columbia as of the 13th day of May, 2005.

BY ORDER OF THE BOARD

BEVERLY A. BARTLETT
CORPORATE SECRETARY

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does the
Company
TSX Corporate Governance Guideline			Align?	Comments

1.	Mandate of the board

	The board of directors of every corporation should explicitly assume responsibility for stewardship of the corporation.		Yes	The board of directors has assumed responsibility for the stewardship of the Company and has adopted a formal mandate (as described in this Management Proxy Circular under the heading “Corporate Governance – Mandate of the Board”) setting out its stewardship responsibilities.

As part of the overall stewardship responsibility, the board should assume responsibility for the following matters:

	(a)	adoption of a strategic planning process;	Yes	The board has adopted a strategic planning process which involves, among other things, the following:

(i) at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(ii) meetings of the board, at least quarterly, to discuss strategic planning issues;

(iii) the board reviews and assists management in forming short and long term objectives of the Company on an ongoing basis;

(iv) the board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the board takes into account, among other things, the opportunities and risks of the business.

	(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the board receives periodic reports from management of the Company’s assessment and management of such risks. In conjunction with its review of operations which takes place at each board meeting, the board

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

considers risk issues and approves corporate policies addressing the management of the risk of the Company’s business.

(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The board takes ultimate responsibility for the appointment and monitoring of the Company’s senior management. The board approves the appointment of senior management and reviews their performance on an ongoing basis.

(d)	a communication policy for the corporation;	Yes	The Company has a disclosure policy addressing, among other things, how the Company interacts with analysts and the public. The disclosure policy contains measures for the Company to avoid selective disclosure. The Company has a Disclosure Committee responsible for overseeing the Company’s disclosure practices. This committee consists of the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Controller, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Company’s legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The board reviews and approves the Company’s material disclosure documents, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and management proxy circular. The Company’s annual and quarterly financial reports are reviewed by the Audit Committee and recommended to the board prior to its release.

(e)	the integrity of the corporation’s internal control and management information systems.	Yes	The Audit Committee has the responsibility to monitor and assess the integrity of the Company’s internal controls and management information systems, review them with management and the Company’s external auditors, and report to the board with respect thereto.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

2.	Composition of the board

	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.	No	At the date of this Management Proxy Circular, four of the nine members of the board of directors are “unrelated”, as that term is defined in the Existing TSX Guidelines. The board is not, therefore, presently constituted with a majority of individuals who qualify as unrelated directors.

Under the Existing TSX Guidelines, an “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding. A “related director” is a director who is not an unrelated director or is a member of management.

The board seeks to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Company.

	If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Not Applicable	The Existing TSX Guidelines define “significant shareholder” to mean a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Company does not have a “significant shareholder” as so defined.

	Disclose for each director whether he or she is related, and how that conclusion was reached.		Messrs. Martin, Daniel, Friedland, Shimizu and Dr. Graham are considered to be related directors under the Existing TSX Guidelines. Messrs. Martin and Daniel are related

Does the
Company
TSX Corporate Governance Guideline	Align?	Comments

directors in their capacity as members of the Company’s senior management. Mr. Friedland, although not a member of the Company’s management team, works closely with management personnel on matters relating to the implementation of the Company’s corporate strategy, financing, evaluation of corporate opportunities and investor relations. Mr. Friedland does not participate in the day to day management of the Company’s affairs but is consulted regularly by the Company’s management personnel in respect of key management decisions. Insofar as Mr. Friedland is not a member of the Company’s senior management, but is regularly consulted by management personnel as described above, the Company considers Mr. Friedland to be a related director.
Mr. Shimizu, although not currently an active member of the Company’s senior management team, is the managing director of a consulting company that provides ongoing consulting services to the Company for which the consulting company receives a monthly retainer from the Company. Mr. Shimizu is also expected to take an active role as managing director of the Company’s Japanese subsidiary, as part of the development and implementation of the Company’s future strategy. As such, the Company considers Mr. Shimizu to be a related director.
Although the Company believes that Dr. Graham is independent of management and qualifies as an unrelated director for the purposes of the Existing TSX Guidelines, his status as an executive officer of another company that is expected to furnish consulting and other services to one of the Company’s subsidiaries acquired in its recently-completed merger with Ensyn Group, Inc. will likely disqualify him in the future as an independent director under the applicable per se standards the CSA Corporate Governance Guidelines and the Nasdaq Corporate Governance Rules. Accordingly, the Company believes that it would be inappropriate to characterize Dr. Graham as an unrelated director. Messrs. Flood, Balloch, Rhodes and Pirraglia are considered to be unrelated directors under the Existing TSX Guidelines. In determining that Mr. Flood is an unrelated director, the board has considered his

Does the
Company
TSX Corporate Governance Guideline	Align?	Comments

position as a director, senior officer and member of management of Ivanhoe Mines Ltd. and other companies in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder. The board noted that Mr. Friedland does not participate in the day to day management of the Company’s affairs (although he is consulted regularly by management personnel in respect of key management decisions). The board also noted, however, that Mr. Flood has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Flood is independent from management of the Company and that his business relationship with Mr. Friedland is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.
In determining that Mr. Rhodes is an unrelated director, the board has considered his former position as a managing director of Institutional Investors Consulting Company, a Texas corporation, which has, in the past, provided consulting services to the Company. The board has noted that the only consulting services fee payment made by the Company to Institutional Investors Consulting Company for consulting services rendered was made on or about March 12, 2003 and, as of January 6, 2004, Mr. Rhodes resigned as managing director of Institutional Investors Consulting Company. The board also noted that Mr. Rhodes has no other business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Rhodes is independent from management of the Company and that his past business relationship with the Company is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.
In determining that Mr. Balloch is an unrelated director, the board considered the fact that he formerly had a limited consulting arrangement with Ivanhoe Mines Ltd., a company in which Mr. Robert Friedland, a related director and major shareholder of the Company, also acts as a director, officer and major shareholder, pursuant to which Mr.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

Balloch provided advice from time to time on Asian business and regulatory matters. The board considered the limited nature of this former relationship and also noted that Mr. Balloch has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Balloch is independent from management of the Company and that his former business relationship with Ivanhoe Mines Ltd. is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company. In determining that Mr. Pirraglia is an unrelated director, the board considered the fact that prior to the completion of the Company’s merger with Ensyn Group, Inc., Mr. Pirraglia was an executive officer and director of Ensyn Group, Inc. and remains an executive officer and director of Ensyn Corporation, a company spun out to the former shareholders of Ensyn Group, Inc. prior to the completion of the merger. The board noted that Mr. Pirraglia has no business, family or other relationship with senior management of the Company. Having regard to all of the circumstances, the board has determined that Mr. Pirraglia is independent from management of the Company and that his former relationship with Ensyn Group, Inc. and his ongoing relationship with Ensyn Corporation is not of such a nature as to materially interfere with his ability to act with a view to the best interests of the Company.

4.	Nominating/Corporate Governance Committee

	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The board has a Nominating and Corporate Governance Committee consisting of Messrs. Flood, Balloch and Rhodes, all of whom are outside unrelated directors under the Existing TSX Guidelines. Mr. Balloch has been appointed as Chairman of the committee. The full board will determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it should seek in new board members in order to add value to the Company. Based on this framework, the Nominating and Corporate Governance Committee has responsibility for proposing to the full board new nominees to the board, and for assessing directors on an ongoing basis.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

5.	Board Assessment

	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board, as a whole, the committees of the board and the contribution of individual directors.	Yes	The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the board, and overseeing the execution of, a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors, on an annual basis. The Nominating and Corporate Governance Committee is continuing to develop an assessment process appropriate for the board and each of its committees.

6.	Orientation and Education

	Every corporation, as an integral element of the process of appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Company takes steps to ensure that prospective directors fully understand the role of the board and its committees and the contribution individual directors are expected to make, including, in particular the commitment of time and energy that the Company expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Company’s business. Directors are provided with the opportunity to make site visits to the Company’s properties.

Management and outside advisors provide information and education sessions to the board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Company, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

7.	Size and Composition of the board

	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	The Nominating and Corporate Governance Committee is continuing to examine the size and composition of the board with a view to recommending adjustments to ensure that the board has a balanced representation among management, unrelated directors and the Company’s major shareholder, and is of a size that facilitates effective decision-making, given the Company’s stage of development and the size and complexity of its business. The board seeks to achieve a greater representation of unrelated directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates to augment its experience and expertise and to enhance the Company’s ability to effectively develop its business interests.

8.	Compensation

	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Company’s unrelated directors receive director’s fees of $2,000 per month but the Company does not pay any other cash or fixed compensation to its directors for acting in such capacity. Directors of the Company are compensated primarily through the grant of stock options.

The board acts through its Compensation Committee to review the adequacy and form of compensation of the directors and ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The members of the Compensation Committee are Messrs. Balloch, Flood and Rhodes, all of whom are unrelated directors.

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

9.	Composition of Committees

	Committees of the board of directors should generally be composed of outside (i.e. non-management) directors, the majority of whom are unrelated directors, although some board committees may include one or more inside directors.	Yes	The board of directors has established three standing committees of directors (the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Each committee is composed entirely of outside unrelated directors.

10.	Governance Committee

	Every board of directors should assume responsibility for, or assign to a committee of directors, the general responsibility for, developing the corporation’s approach to governance issues. This committee would, among other things, be responsible for the corporation’s response to the TSX Guidelines.	Yes	The Nominating and Corporate Governance Committee is responsible for making recommendations to the board relating to the Company’s approach to corporate governance and the Company’s adherence to the Existing TSX Guidelines.

11.	Position Descriptions

	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of limits to management’s responsibilities.	Yes	The board of directors has adopted a formal mandate for the board and is continuing to develop a formal position description for the CEO. The Nominating and Corporate Governance Committee is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the limits to management’s responsibilities. The board of directors requires management to obtain the board of directors’ approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The board of directors expects management to keep it aware of the Company’s performance and events affecting the Company’s business, including opportunities in the marketplace and adverse or positive developments. The board of directors retains responsibility for any matter that has not been delegated to senior management or to a committee of directors.

	In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	Yes	The board of directors discusses, on an ongoing basis, specific corporate and business objectives for the Company, which are used by the Compensation Committee

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

and the board as a basis for measuring the performance of the CEO.

12.	Procedures to Ensure Independence

	Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	No	Mr. Martin, a related director, currently serves as Chairman of the board of directors.

The board continues to discuss structures and procedures to ensure that it can function independently of management. The Nominating and Corporate Governance Committee has recommended that the board consider the creation of the position of lead director with specific responsibility for maintaining the independence of the board and ensuring that the board carries out its responsibilities.

Although no formal procedures are in place, the Nominating and Corporate Governance Committee currently serves as a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the board from management.

Although the board does not generally set aside a portion of each regularly scheduled meeting to discuss issues without management directors being present, it does so at the request of any director. All committees meet regularly without management or related directors being present.

13.	Composition of the Audit Committee

	The audit committee of every board of directors should be composed only of outside directors.	Yes	The Audit Committee is composed of three outside directors in Messrs. Balloch, Flood and Pirraglia and is therefore composed only of outside unrelated directors.

The board has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably

Does the
Company
TSX Corporate Governance Guideline	Align?	Comments

be expected to be raised by the Company’s financial statements.

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee includes the overseeing of the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee include reviewing the Company’s interim financial statements and annual financial statements and Management’s Discussion and Analysis, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

The Company has adopted an updated Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee has regular access to the Chief Financial Officer of the Company. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without

Does the
Company
TSX Corporate Governance Guideline		Align?	Comments

management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the committee’s discretion.

	Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	Yes	The Audit Committee oversees management reporting on the Company’s internal controls and annually reviews management’s system of internal control to ensure that it is effective.

15.	External Advisors

	The board of directors should implement a system which enables individual directors to engage an outside advisor, at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Company provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

Exhibit 2

IVANHOE ENERGY INC.
Suite 654
999 Canada Place, Vancouver, B.C. V6C 3E1
Telephone No.: 604-688-8323     Fax No.: 604-682-2060
PROXY

This proxy is solicited by the management of IVANHOE ENERGY INC. (the “Company”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on June 22, 2005.

The undersigned hereby appoints David R. Martin, Chairman of the Company, or failing him, Beverly A. Bartlett, Secretary of the Company, or instead of either of the foregoing, (insert name) _______________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in Suite 629-999 Canada Place, Vancouver, British Columbia at 1:30 PM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	AMENDMENT TO THE ARTICLES

To authorize, by special resolution, an amendment to the Company’s articles to increase the maximum number of directors to eleven (11) directors.

FOR ☐ AGAINST ☐

2.	ELECTION OF DIRECTORS

The nominees proposed by management of the Company are:

	DAVID R.MARTIN	FOR ☐	WITHHOLD ☐
	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
	SHUN-ICHI SHIMIZU	FOR ☐	WITHHOLD ☐
	E. LEON DANIEL	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	STEVEN RHODES	FOR ☐	WITHHOLD ☐
	ROBERT G. GRAHAM	FOR ☐	WITHHOLD ☐
	ROBERT A. PIRRAGLIA	FOR ☐	WITHHOLD ☐

3.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

4.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

5.	Upon any other matter that properly comes before the meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:                    , 2005.

Signature of Shareholder

(Please print name here)

Note: If not dated, this proxy is deemed to be dated on the day sent by the Company.

Affix label here
Name of Shareholder
Address of Shareholder

(Please advise the Company of any change of address)

NOTES:

A proxy will not be valid unless the completed, signed and dated form of proxy is deposited with CIBC Mellon Trust Company, by facsimile to (604) 688 4301 or (416) 368 2502, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, by hand to Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3K9 or by hand or mail to 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot and where a choice with respect to a matter to be acted on is specified, the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Exhibit 3

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS

Ivanhoe Energy Inc. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.

I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):

a) annual reports including financial statements;

b) quarterly reports, including financial statements;

c) notices of meetings of shareholders, management information circulars and forms of proxy; and

d) such other disclosure documents that the Company makes available by electronic means.

2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoeenergy.com (the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise you by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:

a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.

For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.

Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC
V6C 3K9

CIBC Mellon Trust Company		1-416-643-5660
PO Box 7010		1-416-643-5661
Adelaide Street Postal Station
Toronto, ON
M5C 2W9

Exhibit 4

SUPPLEMENTAL RETURN CARD

June 22, 2005

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IVANHOE ENERGY INC. (the “Company”)

National Instrument 54-101/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements, please complete, sign and return this document to CIBC Mellon Trust Company, The Oceanic Plaza, 1600 - 1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9.

AS THE SUPPLEMENTAL LIST IS UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

I CERTIFY THAT I AM A:           REGISTERED / NON-REGISTERED
(Please Circle)

SHAREHOLDER OF
IVANHOE ENERGY INC.

Name of Shareholder:

Please Print

Address:

Postal Code:

Signature:

Date:

E-Mail Address:

Exhibit 5

IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060

Notice of Annual General Meeting of Shareholders

June 22, 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 – 999 Canada Place, Vancouver, British Columbia on Wednesday, June 22, 2005, at 1:30 PM local time (the “Meeting”) for the following purposes:

1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2004 and the auditor’s report thereon;

3.	to approve an amendment to the articles of the Company to increase the maximum number of directors to 11 directors;

4.	to elect directors for the ensuing year;

5.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed May 6, 2005 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2004, and the auditor’s report thereon, were mailed to shareholders on or about March 16, 2005.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

DATED at Vancouver, British Columbia, this 13th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary

Exhibit 6

May 26, 2005

To the Following Securities Commission(s):

BC Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Department of Justice-Yukon
Alberta Securities Commission
New Brunswick Securities Commission
Securities Registry – Northwest Territories
Nunavut Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

     RE:   IVANHOE ENERGY INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 26th day of May, 2005.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A)	Notice of Annual Meeting and Management Proxy Circular

B)	Proxy

C)	Consent to Delivery of Electronic Materials

D)	Supplemental Mail Return Card

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.